Exhibit 5.1
Home Solutions Restoration of Louisiana, Inc.
Home Solutions of America, Inc.
December 14, 2007
Via Hand Delivery and Overnight Delivery
Mr. Scott Sewell
85 South Wren Street
New Orleans, Louisiana 70124
Re:	Notice of Termination
Mr. Sewell:
     Home Solutions Restoration of Louisiana, Inc. (“HSRLA” or the “Company”) has made the decision to terminate your employment for “Cause” pursuant to Section 4.01(b)(ii) of the Employment Agreement that you entered into with HSRLA on October 26, 2006 (the “Agreement”). This letter constitutes the Notice of Termination required under Sections 4.01(b)(ii) and 4.01(d), and your termination is effective today, December 14, 2007.
     The Company has determined that termination for Cause is compelled by your continued course of misconduct, insubordination and breach of the Agreement. More specifically, your immediate termination for Cause is warranted for reasons including, but not limited to, the following: (i) your removal of all officers and directors of HSRLA and reconstituting the Board of Directors and the officers of HSRLA to include only you and Giles Shackelford, which was done without the authorization or knowledge of myself or the Board of Directors of HSRLA or Home Solutions of America, Inc. (“HSOA”); (ii) your precluding the properly authorized officers and directors of HSRLA from conducting banking activities on behalf of HSRLA; (iii) your willful refusal to attend a Board of Directors meeting on Monday, December 10, 2007, called for the purpose of rectifying the unauthorized conduct described in (i) and (ii) above; (iv) your improper conduct with respect to accounts receivable and Company checks of HSRLA; (v) your improper retention of counsel (John Clegg, Esq.) on behalf of HSRLA and using HSRLA funds to initiate a Petition for Concursus by HSRLA against HSOA, and others, in the Civil District Court for the Parish of Orleans, State of Louisiana, to advance your own personal claims against HSOA; (vi) the failure of HSRLA to meet quarterly projections and your misrepresentations relating thereto; and (vii) your breach of the Amended and Restated Code of Ethics of HSOA and of your fiduciary duties owed to HSOA and HSRLA. In addition, despite repeated efforts and communications requesting you to meet with me to discuss several of these serious issues, you have improperly refused to do so. We believe the foregoing, both individually and collectively, constitute Cause for termination under Section 4.03 of your Agreement.
     Accordingly, based on your continued course of misconduct, insubordination and failure to fulfill your obligations under the Agreement, as illustrated by the foregoing and which are incapable of being cured, we have concluded that you have breached your contractual, fiduciary and legal obligations to HSRLA and HSOA. Your conduct constitutes Cause for immediate termination pursuant to Section 4.03. Pursuant to Section 4.05(a), you will continue to receive your salary and

Mr. Scott Sewell
December 14, 2007

benefits through December 14, 2007.
     In light of your termination, you are directed to comply with Section 4.01(e) of your Agreement which requires you to resign from the Board of Directors of HSOA and HSRLA upon termination. Additionally, you are directed not to enter the premises of HSRLA and HSOA, contact the employees of such entities’ for any business-related purpose, contact any of such entities’ contractors, vendors or service providers, and otherwise cease from representing yourself as an employee or representative of these entities in any capacity. We also remind you of your continuing obligations and restrictions under Sections 5 and 6 of your Agreement which continue in full force and effect following your termination in accordance with such Sections’ terms.
     Please address any question you have regarding the termination to HSRLA’s and HSOA’s attorneys Mark Mandel (212-309-7068) and David McManus (212-309-6824), Morgan Lewis LLC, 101 Park Avenue, New York, New York 10178 (facsimile: 212-309-6001).

Sincerely, HOME SOLUTIONS RESTORATION OF LOUISIANA, INC.
By:	/s/ Frank J. Fradella
Name:	Frank Fradella
Title:	Director

HOME SOLUTIONS OF AMERICA, INC.
By:	/s/ Frank J. Fradella
Name:	Frank Fradella
Title:	Chairman, CEO and President